December 20, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Megan Akst

RE:	Item 4.02 Form 8-K Filed on December 11, 2006 File No. 0-29230

Ladies and Gentlemen:

Take-Two Interactive Software, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated December 12, 2006. Pursuant to your request, the Company hereby informs you that it currently intends to respond to the comment letter on or about January 20, 2007.

Very truly yours,

/s/ Karl H. Winters
Karl H. Winters
Chief Financial Officer
Take-Two Interactive Software, Inc.